Evermore Funds Trust
c/o U.S. Bancorp Fund Services LLC
615 East Michigan Street
Milwaukee, WI 53202

May 02, 2022

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Evermore Funds Trust (the “Trust”)
(1933 Act Registration No. 333-162066)
(1940 Act Registration No. 811-22335)

Dear Ms. DiAngelo Fettig:

The purpose of this letter is to respond to oral comments provided by the U.S. Securities and Exchange Commission (“SEC”) on April 11, 2022, regarding its recent review of the Trust’s Annual Report on Form N-CSR for the reporting period ended December 31, 2021 (the “Annual Report”).

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Annual Report.

The Trust’s responses to your comments are as follows:

1.
SEC Comment: Please file an amended N-CSR to include the proper certifications required by Item 13(a)(2) of Form N-CSR.  In particular, the certifications originally filed in the Annual Report appear to include outdated language under section 4(d) of the required certifications.

Response: The Trust will file an amended N-CSR with the updated certifications.

2.	SEC Comment: Please file an amended N-CSR to include a response to Item 11(b) of Form N-CSR that addresses the full period covered by the report.

Response: The Trust will file an amended N-CSR with the updated response to Item 11(b) of Form N-CSR.

3.
SEC Comment: On a going forward basis, please disclose any securities lending income required to be disclosed in the Statement of Operations on a “net” basis and specifically include the word “net” in the line item.

Response: In future filings, the Trust will make the disclosure as requested.

4.
SEC Comment: On a going forward basis, to the extent the Trust’s financial statements include dividend reclaims, please include a corresponding note in the Notes to Financial Statements describing the accounting policies relating to reclaimed dividends, including any accounting treatment of any professional fees incurred and any IRS closing agreements sought by the Trust.

Response: In future filings, to the extent applicable, the Trust will disclose the accounting policies for reclaimed dividends in the Notes to Financial Statements, including any accounting treatment of any professional fees incurred and any IRS closing agreements sought by the Trust.

5.
SEC Comment: With respect to the dividend reclaims disclosed on the Statements of Assets and Liabilities in the Annual Report, please supplementally explain in correspondence which country or countries they relate to and how collectability is monitored.

Response: The divided reclaims disclosed in the Statement of Assets and Liabilities related to tax reclaims predominately filed in Western Europe.  These countries include France, Germany, Belgium, Austria, Portugal and the Netherlands.  The collectability of these reclaims is continuously monitored by U.S. Bank N.A., the Trust’s custodian.

6.	SEC Comment: On a going forward basis, please ensure that the valuation policy for each type of investment disclosed in the financial statements is disclosed in the Notes to Financial Statements.

Response: In future filings, the Trust will ensure that the valuation policy for each type of investment disclosed in the financial statements is disclosed in the Notes to Financial Statements.

7.
SEC Comment: In future filings please include a column for interest income from affiliates in the affiliates table disclosed in Note 6 of the Notes to Financial Statements as required by Regulation S-X, Rule 14, Footnote 4.

Response: In future filings, the Trust will include the requested disclosure.

8.	SEC Comment: In future registration statement filings, please order the principal risks disclosed in the Trust’s prospectus to prioritize the risks that are most likely to affect the fund.

Response: The Trust will make the requested disclosure changes.

*     *     *     *     *     *

I trust that the above responses adequately address your comments.  If you have any additional questions or require further information, please contact David L Williams at Faegre Drinker Biddle & Reath, LLP at (312)-569-1107.

Sincerely,

/s/ Eric LeGoff

Eric LeGoff
Chief Executive Officer, Evermore Funds Trust

cc:   Joshua B. Deringer, Esq, Faegre Drinker Biddle & Reath LLP